

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2022

Yi Duan
Chief Executive Officer
Fangdd Network Group Ltd.
18/F, Unit B2, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen, 518057
People's Republic of China

> **Re: Fangdd Network Group Ltd.**
> **Form 20-F for the year ended December 31, 2020**
> **Filed on March 31, 2021**
> **File no. 001-39109**

Dear Mr. Duan:

We have reviewed your December 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2021 letter.

Form 20-F for the year ended December 31, 2020

Part I, page 1

1. We note your response to our prior comment 2. Please further expand your disclosures at the outset of Part I to also address whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

2. We note your response to our prior comment 3. Please also refrain from using terms such as "our consolidated VIE" when describing activities or functions of the VIE. In that regard, please ensure consistent references to the VIE throughout your filing.

Item 3. Key Information, page 4

3.   We note your response to our prior comment 9 and your expanded disclosures related to the Accelerating Holding Foreign Companies Accountable Act. Similar to our comment number 1 above, please further expand your disclosures to address whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

D. Risk Factors, page 19

4.   We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction